UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Cole National Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    193290103
                                 (CUSIP Number)

                                 Mark S. Bergman
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                          Alder Castle, 10 Noble Street
                                 London EC2V 7JU
                                 United Kingdom
                              +44 (0) 20 7367 1600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 May 12, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 193290103                                            Page 2 of 5 pages
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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      HAL Holding N.V.
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [_]
                                                                      (b)  [_]

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3           SEC USE ONLY

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4           SOURCE OF FUNDS

                      WC
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

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6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Netherlands Antilles
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                        7     SOLE VOTING POWER

                                     - 0 -
    SHARES              --------------------------------------------------------
  NUMBER OF
    SHARES              8     SHARED VOTING POWER
 BENEFICALLY
  OWNED BY                           3,196,100
EACH REPORTING          --------------------------------------------------------
   PERSON               9     SOLE DISPOSITIVE POWER

                                       - 0 -
                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                       3,196,100
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,196,100
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          [_]

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.1% (1)
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14          TYPE OF REPORTING PERSON

                     HC
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--------------------

(1) Based on 16,716,868 shares of common stock outstanding as of March 31, 2004 as reported in the issuer's Form 10-K for the year-ended January 31, 2004.

                                  SCHEDULE 13D

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CUSIP No. 193290103                                            Page 3 of 5 pages
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1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      HAL International N.V.
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [_]
                                                                      (b)  [_]

--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS

                      WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Netherlands Antilles
--------------------------------------------------------------------------------

                        7     SOLE VOTING POWER

                                     - 0 -
    SHARES              --------------------------------------------------------
  NUMBER OF
    SHARES              8     SHARED VOTING POWER
 BENEFICALLY
  OWNED BY                           3,196,100
EACH REPORTING          --------------------------------------------------------
   PERSON               9     SOLE DISPOSITIVE POWER

                                       - 0 -
                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                       3,196,100
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,196,100
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                          [_]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     19.1% (2)
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON

                     CO
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--------------------

(2) Based on 16,716,868 shares of common stock outstanding as of March 31, 2004 as reported in the issuer's Form 10-K for the year-ended January 31, 2004.

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CUSIP No. 193290103                                            Page 4 of 5 pages
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                         Amendment No. 2 to Schedule 13D

         This is Amendment No. 2 to the Schedule 13D filed by HAL Holding N.V. and HAL International N.V. with respect to the common stock, par value $.001 per share (the "Common Stock"), of Cole National Corporation (the "Issuer"), which was originally filed on June 15, 2001 and amended by Amendment No. 1 on April 15, 2004. This Amendment No. 2 amends Items 4 and 6 of the Reporting Persons'
Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended to add the following:

         On May 12, 2004, HAL was informed by Moulin that one of Moulin's financing sources was not prepared to provide senior debt financing on the terms originally proposed which were contemplated in Moulin's acquisition proposal.

         Moulin advised HAL that its mezzanine financing source is willing to proceed with the transaction on the basis of the terms originally proposed, and HAL advised Moulin that it too remained willing to proceed on such terms. Moulin also advised HAL that it is continuing to evaluate alternatives which could allow Moulin's proposal to proceed.

         There can be no assurance as to whether Moulin will obtain financing for its proposal, whether any agreement between Moulin and the Issuer will result, or the terms and conditions thereof. There continues to be no agreement, understanding or arrangement between HAL and Moulin relating to the proposed transaction.

         Except as described above in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Schedule 13D, Item 4, paragraph (a) through (j).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth above in Item 4 is incorporated in this Item 6 by reference as if fully set forth in this Item.

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CUSIP No. 193290103                                            Page 5 of 5 pages
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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  May 13, 2004

                                             HAL HOLDING N.V.,
                                             A Netherlands Antilles Company


                                             By: /s/ Martijn van der Vorm
                                                 ------------------------------
                                                 Name:  Martijn van der Vorm
                                                 Title: Authorized Signatory



                                             HAL INTERNATIONAL N.V.,
                                             A Netherlands Antilles Company


                                             By: /s/ Martijn van der Vorm
                                                 ------------------------------
                                                 Name:  Martijn van der Vorm
                                                 Title: Managing Director